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[redacted]

07025292

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Biffa PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

FILE NO. 82- 35068   FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/17/07

Biffa Plc Press Release

3-31-07
AR/S

12 June 2007
Biffa Plc
Preliminary results for the 52 weeks ended 30 March 2007

WELL PLACED IN A DEVELOPING MARKET

Financial Highlights

- Revenues at £742.7 million (2005/06: £712.3 million[1]), 6.3%[2] organic growth
- Operating profit at £90.7 million (2005/06: £86.3 million[1]), 7.0 %[2] organic growth
- Free cash flow[3] up by 17% to £40.0 million
- Proforma adjusted EPS[4] of 14.1p (Basic EPS[4] of 1.6p)
- Final dividend of 4.2 pence. Total dividend for year of 6.3 pence

Operational Highlights

- Successful demerger from Severn Trent and now a well established FTSE 250 company
- Strong profit growth achieved from Landfill through optimising balance between capacity and demand, with good performances from Special Waste and Power Generation
- Excellent growth maintained in our national account business
- New strategy adopted to improve local customer retention levels in our Collection business
- Business well positioned for the changing structure of the waste market

Martin Bettington, Chief Executive Officer of Biffa Plc commented:

"Following strong growth last year, we expect growth at more modest levels from our Resource Recovery and Landfill division in the current year. We envisage further growth in our national account Collection business and an improved performance from our integrated municipal contract with Leicester City Council. The local account sector of the Collection market is likely to remain highly competitive. We have implemented a revised pricing strategy and customer service initiatives in order to strengthen our position in this sector. The benefit of these actions will take time to come through and as a result we anticipate that full year performance in the Collection division will be in line with the prior year. For the Group as a whole, we expect steady progress in the current year.

Our markets are entering a period of considerable change. We look forward to this and are confident that our robust business model gives us an excellent platform to capitalise on the opportunities that this change will create and to deliver continued growth into the medium term."

For further information contact:

Biffa Plc
Martin Bettington, Chief Executive Officer
Tim Lowth, Finance Director
Telephone 0207 353 4200 (all day)

Tulchan Communications
David Trenchard
Stephen Malthouse
David Allchurch
Telephone 0207 353 4200

1 Comparative values for 2005/06 have been stated at reported values.

2 The 2005/06 financial year comprised 53 weeks. Growth comparisons between 2006/07 and 2005/06 revenue and operating profit have been made on a 52 weeks basis to ensure comparability

3 Free cash flow is defined as the net cash generated from operating activities plus the proceeds from the sale of property, plant and equipment, less any capital expenditure and excluding any special pension funding contributions.

4 Proforma adjusted earnings per share are calculated by dividing adjusted earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue since demerger to 30 March 2007. Adjusted earnings have been presented to eliminate the effects of prior year tax credits. Basic EPS is calculated by dividing earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

A presentation for analysts will be held at 9.30am today at JP Morgan Cazenove, 20 Moorgate, London EC2R 6DA. The presentation will also be available at www.biffa.co.uk.

Preliminary final statement
For the 52 weeks ended 30 March 2007

Chairman's review

A year of new beginnings and growth
In a year when environmental issues, including the importance of recycling and the management of waste, have been increasingly in the news, I am pleased to report that Biffa has made excellent progress.

The demerger from Severn Trent Plc was successfully completed on schedule and the company is now a well established member of the FTSE 250. Furthermore we continue to position the business to capitalise on the changing structure of the waste management market and the impact of new legislation.

Our financial results for the 52 weeks ended 30 March 2007 reflect our continued progress. Revenue increased by 4.3% to £742.7 million, (2005/06: £712.3 million) and operating profit increased by 5.1% to £90.7 million, (2005/06: £86.3 million). However, these comparisons are distorted because 2005/06 was a 53 week period while 2006/07 was a normal 52 week period. After adjusting the 2005/06 results to a comparable 52 week period, as set out in note 12 on page 18, revenue increased by 6.3% and operating profit increased by 7.0%.

We generated free cash flow[1] of £40.0 million compared with £34.1 million last year, achieved largely through improved working capital management and tighter control over capital expenditure. Our basic earnings per share were 1.6 pence equivalent to last year. Our proforma adjusted earnings per share[2] of 14.1 pence are 9.3% higher (2005/06: 12.9 pence).

The Board is recommending a final dividend of 4.2 pence taking the total dividend for the year to 6.3 pence to be paid on 31 July 2007 to shareholders on the register on 29 June 2007.

Delivery of our strategy
Trends that have been evident in continental Europe for some years, with the emphasis on recycling and reducing the volume of waste going to landfill, are now becoming a reality in this country. The management of waste in the UK is now changing rapidly primarily as a result of legislation giving effect to new government targets. This has been further reinforced by the recent publication of the 'Waste Strategy' white paper.

We welcome this paper, and are confident that we are well positioned to benefit from the opportunities resulting from the wide-ranging changes that it proposes. They play to our strengths because we operate across the whole of the value chain: collecting waste from domestic, industrial and commercial customers and operating a range of recycling and treatment facilities supported by an extensive network of well-located landfill facilities. In addition we have a division with expertise in handling special waste and have interests in 109 MW of installed electricity generation capacity. As a result, we have the flexibility, resources and experience to capitalise on the changing structure of the market and maximise the opportunities brought by changing legislation.

New regulations requiring all waste to be treated prior to final disposal will come into effect in October this year. In anticipation of this change, we have continued to expand our recycling collection services and we expect that by October we will be offering this service to all our industrial and commercial customers across the UK. For those customers who choose not to pre-sort their waste, we will be able to provide a treatment service.

The strength of our Collection business is central to our response to this new legislation as we seek to continue to expand this part of the business. Over the past few years, our ability to provide a consistent and reliable service across the country has enabled us to build a leading position in the national account sector of the market. We have now adopted a strategy to improve customer retention levels in the sector of the market represented by local accounts. Among other initiatives to achieve this, we have implemented selective price increases instead of imposing a standard increase across all accounts. Although this impacted profits during the second half of the year, we believe that it will improve customer retention and provide the foundations for future growth.

---

[1] Free cash flow is defined as the net cash generated from operating activities plus the proceeds from the sale of property, plant and equipment, less any capital expenditure and excluding any special pension funding contributions.

[2] Proforma earnings per share are calculated by dividing earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue since demerger to 30 March 2007. Adjusted earnings per share have been presented to eliminate the effects of prior year tax credits.

Chairman's review

We anticipate that landfill will continue to play an important role in the disposal of waste in the UK over the medium term. The annual volume of waste going to landfill in the UK is anticipated to decline over the next few years. However, we expect to continue to benefit from the limited availability of sites and the tightening of regulation around them. In addition, the recent budget announcement from the Chancellor confirming that landfill tax will increase from its current £24 per tonne by £8 per tonne per annum from April 2008, reaching £48 per tonne in 2010 further supports the government's waste strategy for landfill diversion, which underpins our integrated waste management business model. In November 2006, we opened a new site at Cottonmount in Northern Ireland which added 5 million cubic metres of void to our operational portfolio. Our strategy is to continue to optimise the balance between capacity and demand as we have done successfully this year, where the significant increase in gate fees more than compensated for the lower volumes of waste going to landfill.

Our employees

The professionalism and dedication shown by our employees during the year has been a major contribution to the successful execution of our demerger from Severn Trent Plc, the effective implementation of our operational strategy and the continued delivery of our sales and profit growth. On behalf of the Board and our shareholders, I would like to take this opportunity to thank them for their hard work and commitment during this year.

Outlook

Following strong growth last year, we expect growth at more modest levels from our Resource Recovery and Landfill division in the current year. We envisage further growth in our national account Collection business and an improved performance from our integrated municipal contract with Leicester City Council. The local account sector of the Collection market is likely to remain highly competitive. We have implemented a revised pricing strategy and customer service initiatives in order to strengthen our position in this sector. The benefit of these actions will take time to come through and as a result we anticipate that full year performance in the Collection division will be line with the prior year. For the Group as a whole, we expect steady progress in the current year.

Our markets are entering a period of considerable change. We look forward to this and are confident that our robust business model gives us an excellent platform to capitalise on the opportunities that this change will create and to deliver continued growth into the medium term.

Bob Davies, Chairman
11 June 2007

Business review

Collection division

Gross revenues (including inter- and intra-segmental revenue) increased to £444.2 million from £429.0 million. The division contributed £56.1 million to the Group's operating profits, compared with £60.1 million last year. On a 52 week adjusted basis for 2005/06, as set out in note 12 on page 18, the Collection division revenues increased by 5.5% and operating profit declined by 4.9%.

In the largest segment of this business, the industrial and commercial sub-division, revenues grew by 3.3% from £318.5 million to £329.1 million. On a 52 week adjusted basis for 2005/06, revenues increased by 5.3%. We have achieved strong growth in our national account business. However, the benefit of this was offset by the impact of changes to our selective pricing strategy for our locally managed accounts which adversely affected trading performance in the second half of the year. This investment is aimed at improving retention levels in our locally managed accounts and, allied with our enhanced focus on customer service, to strengthen our customer base. This in turn creates the opportunity to improve productivity and reverse the decline in locally managed volumes.

Our municipal collection sub-division continued to perform well, delivering revenues of £80.8 million, 10.7% ahead of last year's levels. On a 52 week adjusted basis for 2005/06, revenues increased by 12.9%. Revenue growth was boosted by the expansion of services to include the collection of recyclables from households as well as ordinary waste, and the recent contract award in August 2006 of our largest collection-only municipal contract for the Metropolitan Borough of Wirral, expected to generate annual revenues of £10 million over a fourteen year period.

Our integrated municipal contracts generated revenues of £24.4 million, 4.1% ahead of last year's levels. On a 52 week adjusted basis for 2005/06, revenues increased by 6.0%. In our Interim Statement in December 2006, we stated that we had been experiencing operational difficulties with the treatment and recycling element of our integrated municipal contract with Leicester City Council. The collection service element of the contract has performed very well throughout the year. The modification works to the mechanical-biological-treatment (MBT) facility have made good progress, and we expect that by mid 2007 the contract should return to profitability. Our PFI contract on the Isle of Wight continued to perform well with growth in both revenue and operating profit levels.

Overall, margins in the Collection division declined from 14.0% to 12.6%, driven partly by the change in our pricing strategy within our locally managed industrial and commercial sector and partly due to the operating difficulties at our integrated municipal contract with Leicester City Council. Excluding the Leicester contract, the operating margin for the Collection division was 13.4% compared to 14.4% in the prior year.

Looking forward, we envisage further growth in our national account Collection business and an improved performance from our integrated municipal contract with Leicester City Council. The local account sector of the Collection market is likely to remain highly competitive. We have implemented a revised pricing strategy and customer service initiatives in order to strengthen our position in this sector. The benefit of these actions will take time to come through and as a result we anticipate that full year performance in the Collection division will be in line with the prior year.

Special Waste

Gross revenues for this division were £49.4 million (14.2% was inter- and intra-segmental revenue), 0.4% up on last year's levels. On a 52 week adjusted basis for 2005/06, revenues increased by 2.3%. Operating profit was £2.5 million compared with £1.9 million last year.

The largest segment of this division, recovery and treatment, performed well, generating revenues of £20.9 million in the year, broadly in line with last year. The industrial and environmental sub-division, the second largest revenue contributor within this division, also performed well with revenues of £11.3 million, an increase of £1.4 million compared with last year as it benefited from a number of one-off contracts in the first half. Overall we delivered an improvement in margins from 3.9% in 2005/06 to 5.1%, as the division continued to benefit from the impact of hazardous waste regulations.

Resource Recovery & Landfill

This division showed a strong trading performance over the year. Gross revenues increased by 5.6% to £319.8 million compared with last year's levels (2005/06: £302.8 million), of which 24.6% was inter- or intra-segmental revenue (2005/06: 24.5%). Operating profits were £47.9 million compared with £40.8 million in the previous year, a 17.4% increase. On a 52 week adjusted basis for 2005/06, revenues increased by 7.6% and operating profits by 19.8%.

The largest segment of this division's revenue is represented by recharged landfill tax, which amounted to £132.3 million in the year, an 11.3% increase on last year's levels, compared with a 13.4% increase on 52 week adjusted basis for 2005/06. This represents the passing on to our customers of a fiscal tax charge, which has a neutral impact on Group profits. Landfill gate fees are our largest profit contributor to this division, generating revenues of £111.2 million, with an 11.1% increase on a 52 week adjusted basis compared with 2005/06.

As the landfill market experiences a reduction in the proportion of waste sent to landfill, landfill volumes across all sites were 1% down to 7.3 million tonnes. This reflected the closure of a number of filled sites, whilst volumes were up 3% for sites that were open throughout 2006/07 and 2005/06. However the continuing increases in average unit revenue prices more than offset the overall decline in volume. For all sites, average unit revenues (excluding landfill tax) were 12% up year on year at £15.30 per tonne. At the end of the year, our consented and operational void bank totalled 74 million cubic meters, of which 11 million cubic metres is leased to another landfill operator. Additionally, we had 6 million cubic metres of consented but not operational void, whilst also continuing to control 22 million cubic metres of potential void.

The recycling and treatment activities within this division continued to make good progress, with recycling volumes increasing 7% against last year's levels on a like-for-like basis. Construction for our second in-vessel composting facility at Etwall in Derbyshire has now been completed, and from April 2007 we will commence the recycling of green and food waste for three local authorities with whom we have secured contracts guaranteeing waste inputs for 10 years, with an expected value of £8.4 million.

Looking forward, we seek to maximise growth through continued void optimisation while at the same time developing our facilities to respond to customers' need for waste diversion. This investment is driven principally by the increasing trend of waste diversion from landfill but, importantly, it also supports our collection activities, where a treatment service will be provided to those customers who choose not to pre-sort their waste.

Power Generation

This has been a successful year for the division, reporting gross revenues of £21.6 million compared with £18.9 million last year. Operating profits were £9.2 million compared with £7.5 million last year. On a 52 week adjusted basis for 2005/06, revenues increased by 16.8% and operating profits by 24.3%. Operating margins increased from 40.0% in the previous year to 42.6% this year, as a result of securing fixed prices for non-NFFO output at the beginning of the year.

The division wholly owns 67.6 MW of installed capacity, of which 46% qualifies for ROC's (2005/06: 33%); following our successful conversion of the less profitable NFFO priced contracts into ROC priced supplements. During the year we added a further 4 MW to existing wholly-owned capacity. The Group also has interests in a further 41.1 MW, held through joint venture and royalty arrangements.

The decline in the price we have been receiving for electricity sales since March 2007 is expected to hold back growth in the year ahead. However, the overall package of revenue for ROC qualifying output remains substantially higher than the revenue earned under NFFO contracts. We therefore envisage that we will maintain the profits of this business by terminating less profitable NFFO contracts and qualifying the capacity thus released for ROC's.

Financial review

Trading results
Revenues increased by 4.3% to £742.7 million, (2005/06: £712.3 million) and operating profit increased by 5.1% to £90.7 million, (2005/06: £86.3 million). Profit before tax was up 11.1% to £72.8 million (2005/06: £65.5 million) after net finance charges of £18.6 million (2005/06: £21.8 million) and share of results of joint ventures of £0.7 million (2005/6: £1.0 million). However, these comparisons are distorted as 2005/06 was a 53 week period while 2006/07 was a normal 52 week period. In order to facilitate proper comparison, 52 week adjusted data for 2005/06 has been provided, as set out in note 12 on page 18. On this 52 week adjusted basis, revenues increased by 6.3%, operating profit increased by 7.0% and profit before tax increased by 11.1%.

Finance charges and income
Finance charges were £22.9 million during the year, a reduction of £0.9 million compared with last year's levels of £23.8 million primarily due to the restructuring of the Company's capital structure undertaken in the run-up to the Group's demerger from Severn Trent Plc.

Finance income earned on the group's cash balances was £2.6 million, compared with £2.0 million from the previous year reflecting the higher average cash balances during the year.

Net finance income from pensions was £1.7 million, (2005/06: Nil) due to the expected returns on the increased level of assets in the scheme exceeding the interest cost for the scheme liabilities.

Taxation
The tax charge for the year was £9.5 million (2005/06: Tax credit of £4.1 million), reflecting an actual effective tax rate of 13.0% (2005/06: -6.3%). The 2006/07 tax charge was influenced by the resolution of prior year tax queries, amounting to £14.1 million (2005/06: £24.5 million), adjusting for these items, the current year effective tax rate was 32.4% (2005/06: 31.2%).

Earnings per share
Basic earnings per share for this year were 1.6 pence (2005/06: 1.6 pence). Proforma basic earnings per share[2] fell by 9.9% to 18.1 pence (2005/06: 19.9 pence), influenced primarily by the inclusion of significant tax credits in 2005/06.

Excluding the impact of these prior year tax credits, proforma adjusted earnings per share [2] for the current year increased from 12.9 pence to 14.1 pence, an increase of 9.3%, reflecting the growth in operating profit and the reduction in net finance charges.

Comparable financial results
Comparisons between the results for 2006/07 and 2005/06 are distorted by the fact that the former period covered 52 weeks and the latter 53 weeks. In order to facilitate a meaningful comparison, note 12 on page 18 sets out the reported results for both periods, with 2005/06 results also adjusted to a 52 weeks equivalent.

Martin Bettington, Chief Executive Officer
11 June 2007

CONSOLIDATED INCOME STATEMENT
For the 52 weeks ended 30 March 2007

	Notes	**52 weeks to 30 March 2007 £m**	53 weeks to 31 March 2006 £m
Revenue	*1*	**742.7**	712.3
Cost of sales		**(624.8)**	(600.9)
Gross profit		**117.9**	111.4
Distribution costs		**(9.1)**	(9.2)
Administrative expenses		**(18.8)**	(16.5)
Other operating income		**0.7**	0.6
Operating profit	*1*	**90.7**	86.3
Share of post tax results of joint ventures		**0.7**	1.0
Finance income	*2*	**4.3**	2.0
Finance charges	*2*	**(22.9)**	(23.8)
Profit before taxation		**72.8**	65.5
Taxation	*3*	**(9.5)**	4.1
Profit for the year		**63.3**	69.6
Earnings per share expressed in pence per share			
- Basic	*5*	**1.6p**	1.6p
- Diluted	*5*	**1.6p**	1.6p

All the amounts above relate to continuing operations and are attributable to equity holders of Biffa Plc.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the 52 weeks ended 30 March 2007

	52 weeks to 30 March 2007 £m	53 weeks to 31 March 2006 £m
Profit for the year attributable to equity holders of Biffa Plc	**63.3**	69.6
Actuarial gains / (losses) on defined benefit pension scheme	**11.1**	(4.5)
Deferred tax (charge) / credit arising from actuarial gains or losses	**(3.3)**	1.3
Total recognised income for the year	**71.1**	66.4

CONSOLIDATED BALANCE SHEET

(i) Gearing has been calculated on the basis of Debt / (Debt + Equity).

	Notes	As at 30 March 2007 £m	As at 31 March 2006 £m
Assets			
Non-current assets			
Goodwill		**732.7**	732.7
Other intangible assets		**1.3**	1.3
Property, plant and equipment		**343.4**	335.5
Interest in joint ventures		**0.7**	0.6
Other receivables and investments		**0.1**	0.2
		1,078.2	1,070.3
Current assets			
Inventories		**2.5**	3.2
Trade and other receivables		**142.5**	149.0
Cash and cash equivalents		**26.9**	23.2
		171.9	175.4
Current liabilities			
Trade and other payables		**(114.3)**	(119.9)
Current tax liabilities		**(15.1)**	(9.1)
Financial liabilities – borrowings		**(0.8)**	(205.8)
Provisions	*6*	**(16.7)**	(16.7)
		(146.9)	(351.5)
Net current assets / (liabilities)		**25.0**	(176.1)
Non-current liabilities			
Financial liabilities – borrowings		**(384.9)**	(148.0)
Deferred tax liabilities		**(3.4)**	(0.4)
Retirement benefit obligations	*7*	**(6.2)**	(33.7)
Non-current provisions	*6*	**(52.3)**	(55.0)
		(446.8)	(237.1)
Net assets		**656.4**	657.1
Equity			
Called up share capital	*11*	**35.0**	711.3
Capital redemption reserve	*11*	**676.4**	-
Retained deficit	*11*	**(55.0)**	(54.2)
Total shareholders' equity		**656.4**	657.1
Net debt	*10*	**358.8**	314.7
Gearing (note i)		**35%**	32%

CONSOLIDATED CASH FLOW STATEMENT
For the 52 weeks ended 30 March 2007

	Notes	**52 weeks to 30 March 2007 £m**	53 weeks to 31 March 2006 £m
Cash flows from operating activities			
Cash generated from operations	*8*	**125.7**	121.7
Interest received		**3.0**	1.9
Interest paid		**(15.5)**	(23.1)
Tax paid		**(14.3)**	(1.4)
Net cash from operating activities		**98.9**	99.1
Cash flows from investing activities			
Acquisition of subsidiaries (net of cash acquired)		**-**	(0.2)
Purchases of property, plant and equipment		**(73.4)**	(75.5)
Proceeds from the sale of property, plant and equipment		**2.5**	1.5
Dividend received		**0.7**	1.3
Net cash used in investing activities		**(70.2)**	(72.9)
Cash flows from financing activities			
Dividends paid		**(72.9)**	(13.0)
Finance lease principal payments		**(28.9)**	(8.5)
Drawdown of borrowings		**368.6**	-
Repayment of borrowings		**(307.7)**	(264.4)
Settlement of interest free loan		**15.9**	-
Issue of shares		**-**	267.5
Net cash flow from financing activities		**(25.0)**	(18.4)
Net increase in cash and cash equivalents		**3.7**	7.8
Cash and cash equivalents at beginning of year		**23.2**	15.4
Cash and cash equivalents at end of year		**26.9**	23.2

Free cash flow		
Net cash generated from operating activities	**98.9**	99.1
Proceeds from the sale of property, plant and equipment	**2.5**	1.5
Purchase of property, plant and equipment	**(73.4)**	(75.5)
Special pension contribution payments	**12.0**	9.0
	40.0	34.1

1 SEGMENTAL INFORMATION

The Group is managed by type of business and as such is organised into four operating divisions. These divisions represent the business segments in which the Group reports its primary segment information. Since all trading activity and operations are in the United Kingdom, there is no secondary reporting format by geographical segment.

The segment results for the 52 weeks ending 30 March 2007 are as follows:

	52 weeks to 30 March 2007 £m	53 weeks to 31 March 2006 £m
Revenue		
Collection	**444.2**	429.0
Special Waste	**49.4**	49.2
Resource Recovery and Landfill	**319.8**	302.8
Power Generation	**21.6**	18.9
Eliminations (note i)	**(92.3)**	(87.6)
Total	**742.7**	712.3
Operating profit		
Collection	**56.1**	60.1
Special Waste	**2.5**	1.9
Resource Recovery and Landfill	**47.9**	40.8
Power Generation	**9.2**	7.5
Shared services and corporate costs (note ii)	**(25.0)**	(24.0)
Operating profit	**90.7**	86.3
Share of post tax results of joint ventures (note iii)	**0.7**	1.0
Finance income	**4.3**	2.0
Finance charges	**(22.9)**	(23.8)
Profit before tax	**72.8**	65.5

The Group's analysis of revenue by category is analysed as follows:

	52 weeks to 30 March 2007 £m	53 weeks to 31 March 2006 £m
Provision of services	**742.7**	712.3
Finance income	**4.3**	2.0
Share of post tax results of joint ventures	**0.7**	1.0
	747.7	715.3

(i) Inter and intra-segment transactions between and within divisions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

(ii) Shared services and corporate costs include a management charge payable to Severn Trent Plc amounting to £0.8 million for services received prior to the demerger, with corporate costs arising from the corporate governance and other requirements of becoming a listed company totalling £1.7 million during the year. In the previous year, shared services and corporate costs included a management charge payable to Severn Trent Plc amounting to £3.1 million.

(iii) The share of post tax results of joint ventures relates entirely to the Power Generation division.

1 SEGMENTAL INFORMATION (CONTINUED)

Other segment items are:

Capital expenditure	52 weeks to 30 March 2007 £m	53 weeks to 31 March 2006 £m
Collection	**36.0**	50.1
Special Waste	**0.6**	1.0
Resource Recovery and Landfill	**31.9**	19.7
Power Generation	**4.1**	3.3
Shared services and corporate	**1.0**	2.0
	73.6	76.1
Depreciation and amortisation		
Collection	**35.7**	32.5
Special Waste	**1.6**	1.8
Resource Recovery and Landfill	**20.2**	20.4
Power Generation	**2.8**	2.5
Shared services and corporate	**1.4**	1.3
	61.7	58.5

There were no significant other non-cash expenses.

Capital expenditure comprises additions to property, plant and equipment and intangible assets, including additions resulting from acquisitions arising through business combinations.

Segment Assets

	As at 30 March 2007 £m	As at 31 March 2006 £m
Goodwill		
Collection	**492.2**	492.2
Special Waste	**34.9**	34.9
Resource Recovery and Landfill	**180.2**	180.2
Power Generation	**25.4**	25.4
	732.7	732.7
Operating Assets		
Collection	**253.6**	273.4
Special Waste	**18.5**	19.7
Resource Recovery and Landfill	**180.5**	152.0
Power Generation	**25.0**	23.2
Shared services and corporate	**39.8**	44.7
	517.4	513.0
Total		
Collection	**745.8**	765.6
Special Waste	**53.4**	54.6
Resource Recovery and Landfill	**360.7**	332.2
Power Generation	**50.4**	48.6
Shared services and corporate	**39.8**	44.7
	1,250.1	1,245.7

Segment assets consist primarily of goodwill and operating assets such as intangible assets, property, plant and equipment, inventories and receivables. Shared service and corporate assets include deferred taxation, cash and loans to the former parent company.

1 SEGMENTAL INFORMATION (CONTINUED)

Segment Liabilities

	As at 31 March 2007 £m	As at 31 March 2006 £m
Collection	**42.4**	45.7
Special Waste	**8.3**	6.2
Resource Recovery and Landfill	**96.7**	90.0
Power Generation	**3.8**	3.1
Shared services and corporate	**442.5**	443.6
Group total liabilities	**593.7**	588.6

Segment liabilities comprise operating liabilities. Shared service and corporate liabilities, inter alia, include retirement obligations, leasing obligations, corporate borrowing and taxation.

2 FINANCE INCOME AND CHARGES

	52 weeks to 30 March 2007 £m	53 weeks to 31 March 2006 £m
Finance charges:		
Interest on bank overdrafts and loans	**(10.0)**	-
Loan issue costs (note i)	**(0.2)**	-
Interest on obligations under finance leases (note ii)	**(3.1)**	(3.2)
Interest payable to former parent (note iii)	**(7.2)**	(18.3)
Interest on discounted provisions	**(2.4)**	(2.3)
Finance charges	**(22.9)**	(23.8)
Finance income (note iv)	**4.3**	2.0
Net finance charges	**(18.6)**	(21.8)

(i) Loan issue costs of £1.6 million arising on the new credit facility have been capitalised and will be amortised over the term of the loan (five years).

(ii) On 16 March 2007, the finance lease agreement with Société Générale London Branch was settled and replaced with borrowings drawn down from the dual tranche facility held with Barclays Capital.

(iii) Loans due to the former parent company, Severn Trent Plc, were settled on 9 October 2006 with borrowings drawn down from the dual tranche facility held with Barclays Capital.

(iv) Finance income includes £1.7 million (2005/06: £nil), comprising expected return on assets of £10.9 million (2005/06: £8.5 million) less interest cost accrued on pension liabilities of £9.2 million (2005/06: £8.5 million).

3 TAXATION

The income tax charge comprises as follows:

	52 weeks to 30 March 2007 £m	53 weeks to 31 March 2006 £m
Current tax:		
Corporation tax at 30%		
Current year	18.1	-
Prior year	(4.6)	(2.9)
Severn Trent Group relief at 30%		
Current year	-	13.5
Prior year	(4.2)	(21.8)
Total current tax	9.3	(11.2)
Deferred tax:		
Current year	5.5	6.9
Prior year	(5.3)	0.2
Total deferred tax	0.2	7.1
Total tax charge / (credit)	9.5	(4.1)

Corporation tax is calculated at 30% (2005/06: 30%) of the estimated assessable profit of the year. The charge for the year can be reconciled to the profit per the income statement as follows:

	52 weeks to 30 March 2007 £m	53 weeks to 31 March 2006 £m
Profit on ordinary activities before tax	72.8	65.5
Profit on ordinary activities multiplied by the standard rate of corporation tax in UK of 30% (2005/06: 30%)	21.8	19.6
Effects of:		
Expenses not deductible for tax purposes	1.8	0.8
Adjustment to tax charge in respect of prior periods	(14.1)	(24.5)
Total tax charge / (credit)	9.5	(4.1)

The prior period tax credit in 2006/07 of £14.1 million includes amounts arising as a result of the resolution of HM Revenue and Customs enquiries relating to tax computations prior to 2005/06.

Tax credited directly to equity

In addition to the amount charged to the income statement, the following amounts of tax have been credited directly to equity:

	52 weeks to 30 March 2007 £m	53 weeks to 31 March 2006 £m
Deferred tax		
Tax credit on employee share option plans	(0.5)	-
	(0.5)	-

4 DIVIDENDS

	52 weeks to 30 March 2007 £m	53 weeks to 31 March 2006 £m
Equity – ordinary		
Interim paid: 2.1p (2005/06 : 1.46p) per £1 share	7.4	6.5
Second interim paid: Nil (2005/06 : 1.46p) per £1 share	-	6.5
Dividend paid to former parent company	65.5	-
	72.9	13.0

On 22 September 2006, Biffa Plc paid Severn Trent Plc a pre-demerger dividend of £65.3 million; this has subsequently been adjusted to £65.5 million.

In addition, the directors recommended a final dividend in respect of the financial year ending 30 March 2007 of 4.2 pence per ordinary share to be paid on 31 July 2007 to shareholders who are on the register at 29 June 2007. The final proposed dividend to ordinary shareholders will absorb an estimated £14.7 million of shareholders funds and will have no income tax consequences for the Group. These financial statements do not reflect this dividend payable.

5 EARNINGS PER ORDINARY SHARE

Basic earnings per ordinary share is calculated by dividing earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Adjusted earnings per ordinary share figure have been presented to eliminate the effects of prior year tax credits.

	52 weeks to 30 March 2007	53 weeks to 31 March 2006
Basic earnings per share denominator (millions)	3,852.7	4,445.6
Diluted earnings per share denominator (millions)	3,854.4	4,445.6
Basic earnings per share (pence)	1.6	1.6
Diluted earnings per ordinary share (pence)	1.6	1.6
Adjusted earnings per ordinary share (pence)	1.3	1.0

The reconciliation between basic and adjusted figures are as follows:

	52 weeks to 30 March 2007		53 weeks to 31 March 2006	
		Earnings per share		Earnings per share
	£m	pence	£m	pence
Earnings attributable to ordinary shareholders for basic earnings per share calculation	63.3	1.6	69.6	1.6
Prior year tax credits	(14.1)	(0.3)	(24.5)	(0.6)
Adjusted earnings	49.2	1.3	45.1	1.0

Prior to demerger there was a reclassification of 6,736,698,761 Biffa ordinary shares into deferred shares so that the number of Biffa ordinary shares in issue matched the number of Severn Trent ordinary shares in issue. The deferred shares have been repurchased for 1 pence in aggregate and cancelled. As a consequence of these changes to the capital structure the Directors consider the earnings per share data shown above to be of limited value.

5 EARNINGS PER ORDINARY SHARE (CONTINUED)

The following proforma supplementary information shows the earnings per share for each year based on the weighted average number of Biffa ordinary shares in issue since demerger to 30 March 2007 and the debt structures in place on the first day following demerger.

	52 weeks to 30 March 2007	53 weeks to 31 March 2006
Basic earnings per share denominator (millions)	**349.7**	349.5
Diluted earnings per share denominator (millions)	**351.5**	349.5
Proforma basic earnings per share (pence)	**18.1**	19.9
Proforma diluted earnings per share (pence)	**18.0**	19.9
Proforma adjusted earnings per ordinary share (pence)	**14.1**	12.9

The reconciliation between basic and adjusted figures are as follows:

	52 weeks to 30 March 2007	**Earnings per share**	53 weeks to 31 March 2006	Earnings per share
	£m	**Pence**	£m	pence
Earnings attributable to ordinary shareholders for basic earnings per share calculation	**63.3**	**18.1**	69.6	19.9
Prior year tax credits	**(14.1)**	**(4.0)**	(24.5)	(7.0)
Adjusted earnings	**49.2**	**14.1**	45.1	12.9

6 PROVISIONS

	Land reinstatement and environmental	**Onerous contracts**	**Integration provision**	**Insurance**	**Total**
	£m	**£m**	**£m**	**£m**	**£m**
At 25 March 2005	67.9	3.2	0.2	4.1	75.4
Utilised	(10.6)	(1.6)	(0.2)	(2.8)	(15.2)
Charge to income	9.2	0.1	-	2.1	11.4
Discount elimination	2.3	-	-	-	2.3
Transfers from fixed assets / other assets	(2.2)	-	-	-	(2.2)
At 31 March 2006	66.6	1.7	-	3.4	71.7
Utilised	(9.8)	(1.0)	-	(2.6)	(13.4)
Charge to income	8.6	-	-	2.4	11.0
Discount elimination	2.4	-	-	-	2.4
Transfers from fixed assets / other assets	(2.7)	-	-	-	(2.7)
At 30 March 2007	65.1	0.7	-	3.2	69.0

Provisions have been analysed between current and non-current as follows:

	As at 30 March 2007	As at 31 March 2006
	£m	£m
Current	**16.7**	16.7
Non-current	**52.3**	55.0
	69.0	71.7

7 POST RETIREMENT BENEFITS

Formal actuarial valuations of the Group's defined benefit pension schemes, based on the projected unit method, are carried out triennially with period actuarial reviews. The movement in the net pension deficit for the year are set out below:

	As at 30 March 2007 £m	As at 31 March 2006 £m
Opening net liability	**33.7**	43.4
Current service cost	**10.1**	8.7
Expected return on assets less interest cost	**(1.7)**	-
Normal employer contributions	**(3.8)**	(13.9)
Special employer contributions (Note i)	**(21.0)**	(9.0)
Actuarial gains / (losses)	**(11.1)**	4.5
Closing net liability	**6.2**	33.7

(i) Special pension contributions payments comprise £16 million into the Severn Trent Pension Scheme and £5 million into the UK Waste Pension Scheme. Free cash flow is only adjusted by £12.0 million of these special payments, as normal pension contribution payments for 2006/07 totalling £9.0 million were prepaid in March 2006.

8 CASH FLOWS FROM OPERATING ACTIVITIES

	52 weeks to 30 March 2007 £m	53 weeks to 31 March 2006 £m
Profit for the year	**63.3**	69.6
Adjustments for:		
Share of post tax results of joint ventures	**(0.7)**	(1.0)
Finance income	**(4.3)**	(2.0)
Finance charges	**22.9**	23.8
Taxation	**9.5**	(4.1)
Operating profit	**90.7**	86.3
Amortisation of intangibles	**0.6**	0.5
Depreciation of property, plant and equipment	**61.1**	58.0
Profit on disposal of property, plant and equipment	**(0.8)**	(0.5)
Decrease/(increase) in inventories	**0.7**	(0.2)
Increase in debtors	**(8.2)**	(9.6)
Decrease in creditors	**(16.6)**	(9.6)
Decrease in provisions	**(2.4)**	(3.7)
Equity share based payments	**0.6**	0.5
Total cash flow from operating activities	**125.7**	121.7

9 CONSOLIDATED MOVEMENT IN NET DEBT

	As at 30 March 2007 £m	As at 31 March 2006 £m
Net increase in cash and cash equivalents	**3.7**	7.8
(Increase) / repayment of borrowings and finance leases	**(47.8)**	272.9
Movement in net debt in the year	**(44.1)**	280.7
Net debt at beginning of year	**(314.7)**	(595.4)
Net debt at end of year	**(358.8)**	(314.7)

10 ANALYSIS OF NET DEBT

	As at 30 March 2007 £m	As at 31 March 2006 £m
Cash and cash equivalents	**26.9**	23.2
Loans due from former parent company	-	15.9
Finance leases	**(17.0)**	(46.1)
Loans due to former parent company	-	(307.7)
Bank loans	**(368.5)**	-
Preference share debt	**(0.2)**	-
	(358.8)	(314.7)

11 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital £m	Capital redemption reserve £m	Retained earnings £m	Total £m
At 26 March 2005	443.8	-	(107.9)	335.9
Profit for the financial year	-	-	69.6	69.6
Actuarial loss arising on post employment obligations, including tax	-	-	(3.2)	(3.2)
Dividends paid in the year	-	-	(13.0)	(13.0)
Issue of ordinary shares	267.5	-	-	267.5
Value of employee services, net of deferred tax	-	-	0.3	0.3
At 31 March 2006	711.3	-	(54.2)	657.1
Profit for the financial year	-	-	63.3	63.3
Actuarial gain arising on post employment obligations, including tax	-	-	7.8	7.8
Dividends paid in the year	-	-	(72.9)	(72.9)
Cancellation of ordinary shares	(676.4)	676.4	-	-
Value of employee services, net of deferred tax	-	-	1.1	1.1
Shares held in trust	0.1	-	(0.1)	-
At 30 March 2007	35.0	676.4	(55.0)	656.4

12 COMPARABLE FINANCIAL RESULTS

Comparisons between the results for 2006/07 and 2005/06 are distorted by the fact that the former period covered 52 weeks and the latter 53 weeks. In order to facilitate a meaningful comparison the table below shows reported results for both periods, with 2005/06 results also adjusted to a 52 weeks equivalent.

	Reported full year 52 weeks 2006/07 £m	Adjusted full year 52 weeks 2005/06 £m	Reported full year 53 weeks 2005/06 £m
Revenue			
Collection	444.2	420.9	429.0
Special Waste	49.4	48.3	49.2
Resource Recovery and Landfill	319.8	297.1	302.8
Power Generation	21.6	18.5	18.9
Less inter and intra-segment revenue	(92.3)	(85.9)	(87.6)
Total	**742.7**	**698.9**	**712.3**
Operating profit			
Collection	56.1	59.0	60.1
Special Waste	2.5	1.9	1.9
Resource Recovery and Landfill	47.9	40.0	40.8
Power Generation	9.2	7.4	7.5
Shared services and corporate costs	(25.0)	(23.5)	(24.0)
Total	**90.7**	**84.8**	**86.3**

13 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND STATUS OF FINANCIAL INFORMATION

The financial information set out above does not constitute the Group's statutory accounts for the 52 weeks ended 30 March 2007 or for the 53 weeks ended 31 March 2006 (as restated for IFRS) but are derived from those accounts. Statutory accounts for 2006 have been delivered to the Registrar of Companies and those for 2007 will be delivered following the Group's annual general meeting. The auditors have reported on these accounts; their reports were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

All 2006 comparatives have been restated to comply with International Financial Reporting Standards (IFRSs) and a full reconciliation of the 2006 income statement and balance sheet can be found in the notes to the financial statements when published and at www.biffa.co.uk.

While the financial information included in this preliminary announcement has been computed in accordance IFRSs, this announcement does not in itself contain sufficient information to comply with IFRSs. The Group expects to publish full financial statements that comply with IFRSs in June 2007.

14 ANNUAL GENERAL MEETING

The final dividend is subject to confirmation at the Annual General Meeting which will be held on Thursday, 26 July 2007 at Chartered Accountants Hall, One Moorgate Place, London. Transfers to be taken into account for the proposed final dividend for ordinary shareholders should be lodged with the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA by 6.00pm on Friday 29 June 2007, being the Company's Record Date. The proposed final dividend for ordinary shareholders will be paid on Tuesday 31 July 2007.

15 WEBSITE POLICY

The directors are responsible for the maintenance and integrity of the company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

ANNEX A

RECEIVED
2007 JUL 10 A 8:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Biffa Plc
Preliminary Results for the year ended 30 March 2007

12 June 2007


Biffa

Biffa

Biffa Disclaimer

For the purposes of the following disclaimers, references to this "document" shall be deemed to include references to the presenters' speeches, the question and answer session and any other related verbal or written communications, and references to the 'Group' are to Biffa Plc and its subsidiary and associated undertakings.

This document contains certain "forward-looking statements" with respect to Biffa Plc financial condition, results of operations and business and certain of Biffa Plc plans and objectives with respect to these items. Forward-looking statements are sometimes but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal", or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest. All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Biffa Plc or any other member of the Group persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Biffa Plc does not undertake any obligation to update or revise any forward-looking statements. Undue reliance should not be placed on forward-looking statements, which speak only as at the date of this document.

This document is not an offer to sell, exchange or transfer any securities of Biffa Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended). Without prejudice to the above, Biffa Plc accepts liability to the extent required by the Listing Rules of the UK Listing Authority for any information contained within this document which Biffa Plc makes publicly available as required by the Listing Rules;

(a) neither Biffa Plc nor any other member of the Group or persons acting on their behalf shall otherwise have any liability whatsoever for loss howsoever arising, directly or indirectly, from the use of the information contained within this document;

(b) neither Biffa Plc nor any other member of the Group or persons acting on their behalf makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained within this document.

Without prejudice to the above, no reliance may be placed upon the information contained within this document to the extent that such information is subsequently updated by or on behalf of Biffa Plc.

Past performance of securities of Biffa Plc cannot be relied upon as a guide to the future performance of securities of Biffa Plc.



2006/07 Preliminary Results

Highlights	Bob Davies
[illegible]view	[illegible] [illegible]irector
Operational review	Martin [illegible]ettington Chief Executive Officer
Appendix	

Biffa

Highlights

- Successful demerger from Severn Trent Plc
- Delivered 7% organic growth
- Free cash flow increased by 17.3% to £40.0m
- Strong growth from Landfill through void optimisation
- Excellent growth in our national account business
- New strategy adopted to improve local account retention
- Established a strong position in a changing market



2006/07 Preliminary Results

[illegible]	[illegible] Davies
Financial review	Tim Lowth Finance Director
Operational review	Martin Bettington Chief Executive Officer
Appendix	

Biffa

Consolidated income statement

	30 Mar 2007 £m	31 Mar 2006 *52 week adjusted* [1] £m	Growth %
Revenue	**742.7**	698.9	6.3%
Operating profit	**90.7**	84.8	7.0%
Operating margin	12.2%	12.1%	0.1%
Proforma adjusted earnings per share [2]	**14.1p**	12.9p	9.3%

(1) 2005/06 revenues and operating profits have been adjusted to a 52 week basis to aid comparison.

(2) Earnings, excluding prior year tax credits, divided by the weighted average number of ordinary shares of 349.7m

Biffa

Segmental gross revenue (1)



Value (£ million)
500
450
400
350
300
250
200
150
100
50
0
+ 5.5%
420.9
444.2
+ 2.3%
48.3
49.4
+7.6%
297.1
319.8
+16.8%
18.5
21.6
Collection
Special Waste
Resource Recovery & Landfill
Power Generation
2005/06 (52 week adjusted)
2006/07

(1) Gross revenue includes inter and intra-segment sales between and within divisions.

Data source : Slide 34

Biffa Segmental operating profit



Value (£ million)
0
10
20
30
40
50
60
70
(4.9)%
59.0
56.1
+ 31.6%
1.9
2.5
+19.8%
40.0
47.9
+ 24.3%
7.4
9.2
Collection
Special Waste
Resource Recovery & Landfill
Power Generation
2005/06 (52 week adjusted)
2006/07

Data source : Slide 36

Biffa

Collection financials

	30 Mar 2007 £m	31 Mar 2006 *52 week adjusted* £m	Growth %
Industrial	347.9	330.0	5.4%
Municipal	62.1	54.0	15.0%
PFI	24.2	23.0	5.2%
Other	10.0	13.9	(28.1)%
Total gross revenue	444.2	420.9	5.5%
Operating profit	56.1	59.0	(4.9)%
Operating margin			
Total	12.6%	14.0%	(1.4)%
Exc. Leicester	13.4%	14.4%	(1.0)%

Biffa

Industrial and Commercial Collection statistics

	30 Mar 2007 £m	31 Mar 2006 *52 week adjusted* £m	Growth %
Volumes (mm^3) [1]			
First half	18.9	19.2	(1.6)%
Second half	18.7	18.8	(0.5)%
Full year	37.6	38.0	(1.1)%

Average unit revenues (£/m^3)			
First half	£9.12	£8.43	8.2%
Second half	£8.86	£8.47	4.6%
Full year	£8.99	£8.45	6.4%

(1) Volume measured in millions of cubic metres of containers emptied

Biffa

Industrial and commercial developments

National and key account customers

- Represent around 45% of the business.
- Volume growth in year 12% (52 week adjusted).
- Around half have a recycling service as well as waste collection.
- Major contract wins in the retail, transportation and support services sector.
- More recently awarded Royal Mail national account

Locally managed accounts

- Represent around 55% of the business.
- Volume decline in year 10% (52 week adjusted).
- Initiatives introduced in year to improve customer retention levels.

Biffa

Municipal / PFI developments

Municipal

- Commenced Wirral contract -August 2006 - 14 years, annual revenues c£10m.
- Successful re-tendered Forest of Dean for another 12 years.
- Recycling services expanded to existing contracts.
- Average contract length 4 years to expiry, ranging from 1 to 13 years.

PFI

- Leicester loss £1.6m (2005/06: Profit £0.3m)
- Leicester return to profit mid 2007/08

Biffa

Special Waste financials

	30 Mar 2007 £m	31 Mar 2006 *52 week adjusted* £m	Growth %
Recovery & Treatment	20.9	20.7	1.0%
Industrial & Environmental	11.3	9.7	16.5%
On-site services	9.0	8.7	3.4%
Transport	8.2	9.3	(11.8)%
Total gross revenue	49.4	48.3	2.3%
Operating profit	2.5	1.9	31.6%
Operating margin	5.1%	3.9%	1.2%

Biffa

Resource Recovery & Landfill financials

	30 Mar 2007 £m	31 Mar 2006 *52 week adjusted* £m	Growth %
Landfill gate fees	111.2	100.1	11.1%
Recharged Landfill Tax	132.3	116.6	13.5%
Transfer station & tax free zones	48.4	53.1	(8.9)%
Other	27.9	27.3	2.2%
Total gross revenue	319.8	297.1	7.6%
Operating profit	47.9	40.0	19.8%
Operating margin	15.0%	13.5%	1.5%

Biffa Landfill statistics

	30 Mar 2007 £m	31 Mar 2006 *52 week adjusted* £m	Growth %
Inputs (m tonnes)			
First half	3.62	3.88	(6.7)%
Second half	3.65	3.47	5.2%
Full year	7.27	7.35	(1.1)%
Sites open throughout	7.05	6.82	3.4%
Average unit revenues (£ /tonne)			
First half	£15.37	£13.49	13.9%
Second half	£15.24	£13.75	10.9%
Full year	£15.30	£13.61	12.4%
Sites open throughout	£15.22	£13.80	10.3%

Biffa

Resource Recovery & Landfill developments

Landfill

- Cottonmount opened in November 2006, 5m m^3
- Void bank : 74m m^3 operational; 6m m^3 consented but not yet operational; 22m m^3 in development [1]
- Remaining operational void represents c10 years of void life

Resource Recovery

- Success of first soil clinic at Risley resulted in securing planning permission for second facility at Colnbrook.
- Second in-vessel composting facility at Etwall now completed.
- Recycling of paper, glass and card volumes increased by 7%.

(1) Data source slide 41

Biffa

Power Generation financials

- Revenue growth of 16.8% (52 week adjusted)
- Operating profit growth of 24.3% (52 week adjusted)
- Margins up from 40.0% to 42.6% - benefited from higher power prices fixed at start of year
- Installation of wholly owned capacity 4 MW additional capacity under ROC prices
- Reduction of 3 MW of capacity under royalty arrangements at lower NFFO prices

Biffa

Cash flow

	30 Mar 2007 £m	31 Mar 2006 As reported £m	Growth %
EBITDA	**151.6**	144.3	5.1%
Cash from operations	**125.7**	121.7	3.2%
Net capital expenditure	**70.9**	74.0	(4.2)%
Free cash flow	**40.0**	34.1	17.3%

Biffa

Capital expenditure



80
60
40
20
0
H1 Capex (£m)
1.6x
1.4x
1.2x
1.0x
Capex/depreciation
05/06
06/07
Collection
Resource Recovery & Landfill
Other
Capex/Depreciation

- Collection spend levels reduced due to greater control over fleet and container spend
- Wirral contract fleet purchase - £5m
- Resource Recovery & Landfill spend in 2006/07 reflects the commissioning of our Cottonmount site - £6.5m

Biffa

Other financial information

Pensions	• IAS 19 deficit at 30 March £6.2m • £5-10m additional one-off contributions to be made in 2007/08
Interest	• Net interest cost £18.6m (H1 £7.7m, H2 £10.9m) • Average cost of debt : LIBOR + 65 basis points (inc costs)
Taxation	• Effective rate for 2006/07 (excluding prior year credits): 32.4% • Effective rate for 2007/08 : As for 2006/07
Dividends	• Final recommended dividend of 4.2 pence per share, £14.7m cost • Total dividend of 6.3 pence per share, £22.1m cost • Dividend cover 2.2x



2006/07 Preliminary Results

Operational review

Martin Bettington
Chief Executive Officer

Appendix

Biffa Delivering sustained organic growth

- Improving performance
  - Industrial / commercial Collection - Local account segment
  - Leicester MBT technology
- Positioning business for pre-treatment regulations
  - National recycling service for paper, card and glass
  - Expanding resource recovery activities

Biffa

Improving performance

- Industrial / Commercial Collection
  - National accounts growing in importance
  - Local accounts declining
    - Pricing strategy reviewed
    - Weight data capture fitted as standard
    - Service success measured and monitored
    - Resource dedicated to local account management
    - Changes to management of fleet and container stocks
    - Piloted 'hub and spoke' management at depots

Biffa Improving performance

- Leicester Integrated Municipal Contract
  - Collection service performed well
  - Modification works complete
- Undergoing plant performance trials
- Expect the contract to return to profitability by mid 2007






Biffa

Biffa Waste management value chain


Until 30 October 2007
Waste Producers
Volume Share(1)
Municipal
30%
Commercial
23%
Industrial
47%
Collection
Treatment & Recycling
Special Waste
Landfill
Recycling Processor / Composting

Over 100m tonnes[1]

Note: Construction / Demolition and non-controlled waste streams not in Biffa's target market and therefore not included.
(1) Source: DEFRA.

Legislation drives increasing complexity in public sector

Biffa

- Local Authority Contracts
  - Range of recycling / diversion of biodegradable waste from Landfill
  - Waste <u>and</u> recycling collection services the norm
  - Expansion of treatment technologies for waste diversion
  - Experience of MBT technology through IOW and Leicester
- Actively tendering for 'PFI' / IMC contracts but a long process
  - Affordability
  - 5 at various stages
  - Right projects, delivering right returns

Legislation drives increasing complexity in private sectors

- Recycling / treatment required from October 2007
  - All customer sites
  - Pre-sort or treat
- Expansion of current recycling collection service to national coverage for paper / card / glass
- Resource recovery expanding treatment facilities
- Investment to match market demand

Biffa Government strategy papers

- Energy / waste / planning
- Higher recycling targets (private and public)
- Enhanced capital allowances for investments in energy from waste derived fuels
- Enhanced ROC's for new technologies
- Improvements in planning performance

Biffa — Delivery of our strategy so far

Integrated Waste Management

Our strategy

Scale	*T&R Capabilities*	*Control of disposal*
• Continue superior customer service • Grow national account base	• Expand in emerging recycling and treatment network • Selectively grow in public sector	• Careful void optimisation • Expand power generation
Collection	**Treatment & Recycling**	**Landfill**

Our delivery

Collection	Treatment & Recycling	Landfill
• National account volumes expanding • Concentrating on local account service package	• National coverage for paper, card and glass recycling by October • Expand Resource Recovery facilities • Launched contaminated soil treatment facility with Biogenie • Recycling and treatment contract wins with new in-vessel composting facility in Etwall	• Unit revenues up 12% • Cottonmount ahead of expectations • Maximise energy potential from landfill gas

Biffa

Outlook

- Growth at more modest levels for Resource Recovery and Landfill division
- Continuing growth in national account business
- Improved performance from Leicester integrated municipal contract
- Local account sector likely to remain highly competitive
- Price and service initiatives to strengthen our position in this sector
- Collection division performance in line with prior year
- Overall, expect steady progress for the Group

Biffa

Summary

- 7% organic growth in profits and strong free cash flow
- Leading market position and clear strategy to drive organic growth in rapidly developing sector
- Market entering a period of considerable change
- Excellent platform to capitalise on emerging opportunities
- Deliver continued growth into the medium term

Biffa

0800 601 601

www.biffa.co.uk

Q & A



2006/07 Preliminary Results

[illegible]

[illegible]

Operational review — [illegible]

Chief Executive Officer

Appendix

Biffa

Revenues by segment

	30 Mar 2007 £m	31 Mar 2006 *52 week adjusted* £m	Growth
Collection	**444.2**	420.9	5.5%
Special Waste	**49.4**	48.3	2.3%
Resource Recovery & Landfill	**319.8**	297.1	7.6%
Power Generation	**21.6**	18.5	16.8%
Gross revenue	**835.0**	784.8	6.4%
Less inter- and intra-segment revenue	**(92.3)**	(85.9)	(7.5)%
	742.7	698.9	6.3%

Biffa First half v second half revenue by division

Collection Division



49.9% 50.1%
50.5% 49.5%
50.9% 49.1%
2004/05
2005/06(1)
2006/07

Resource Recovery & Landfill Division



52.2% 47.8%
52.0% 48.0%
50.6% 49.4%
2004/05
2005/06(1)
2006/07

Special Waste Division



49.7% 50.3%
49.1% 50.9%
50.0% 50.0%
2004/05
2005/06(1)
2006/07

Power Generation Division



46.2% 53.8%
47.6% 52.4%
46.8% 53.2%
2004/05
2005/06(1)
2006/07

(1) Restated to reflect a 52 week period

Biffa

Operating profit by segment

	30 Mar 2007 £m	Operating Margin	31 Mar 2006 *52 week adjusted* £m	Operating Margin	Growth
Collection	**56.1**	12.6%	59.0	14.0%	(4.9)%
Special Waste	**2.5**	5.1%	1.9	3.9%	31.6%
Resource Recovery & Landfill	**47.9**	15.0%	40.0	13.5%	19.8%
Power Generation	**9.2**	42.2%	7.4	39.7%	24.3%
Shared Services & Corporate costs	**(25.0)**	-	(23.5)	-	(6.4)%
	90.7	12.2%	84.8	12.1%	7.0%

First half v second half operating profit by division

Collection Division


54.3%
45.7%
51.5%
48.5%
55.6%
44.4%
2004/05
2005/06 (1)
2006/07

Resource Recovery & Landfill Division


55.0%
45.1%
55.0%
45.0%
50.9%
49.1%
2004/05
2005/06(1)
2006/07

Special Waste Division


40.0%
60.0%
36.8%
63.2%
56.0%
44.0%
2004/05
2005/06 (1)
2006/07

Power Generation Division


47.1%
52.9%
48.6%
51.4%
42.9%
57.1%
2004/05
2005/06(1)
2006/07

(1) Restated to reflect a 52 week period

Biffa

Divisional EBITDA

	30 Mar 2007 £m	31 Mar 2006 As reported [1] £m	Growth
Collection	**91.8**	92.6	(0.9) %
Special Waste	**4.1**	3.7	10.8 %
Resource Recovery & Landfill	**68.1**	61.2	11.3 %
Power Generation	**12.0**	10.0	20.0 %
Shared Services & Corporate Costs	**(24.4)**	(23.2)	(7.5) %
	151.6	144.3	5.1 %

(1) Not 52 week adjusted

Biffa

Interest profile

	1st half 2006/07 £m	2nd half 2006/07 £m	Full year 2006/07 £m	Full year 2005/06 As reported [1] £m
Interest on bank loans	**(0.4)**	**(9.8)**	**(10.2)**	-
Interest payable to Severn Trent Plc	**(7.2)**	**-**	**(7.2)**	(18.3)
Finance lease interest [1]	**(1.4)**	**(1.7)**	**(3.1)**	(3.2)
Interest on discounted provisions	**(1.2)**	**(1.2)**	**(2.4)**	(2.3)
Finance expense	**(10.2)**	**(12.7)**	**(22.9)**	(23.8)
Finance income	**2.5**	**1.8**	**4.3**	2.0
Finance expense - net	**(7.7)**	**(10.9)**	**(18.6)**	(21.8)

(1) The majority of finance lease obligations were repaid in March 2007
(2) Not 52 week adjusted

Taxation

Charge / (Credit)	30 Mar 2007 £m	Effective rate %	31 Mar 2006 As reported [1] £m	Effective rate %
Profit on ordinary activities before tax	**72.8**		65.5	
PBT multiplied by standard rate of tax	**21.8**	30%	19.6	30%
Expenses not deductible for tax purposes	**1.8**		0.8	
	23.6	32.4%	20.4	31.2%
Prior year tax adjustment	**(14.1)**		(24.5)	
Total taxation	**9.5**	13.0%	(4.1)	(6.3)%

Loss of Industrial Buildings Allowances will lead to a one-off deferred tax charge of about £8m in 2007/08.

(1) Not 52 week adjusted

Biffa

Landfill void reconciliation

	Consented void					
	Controlled by Biffa Plc	Leased to third party	**Sub-total**	Non operational	**Total**	***Not yet fully permitted***
Balance at 1 April 2006	63.4	10.4	73.8	10.4	84.2	*22.0*
Usage in the year	(7.2)	(0.6)	(7.8)	-	(7.8)	-
Transfers [1]	5.1	-	5.1	(4.7)	0.4	*(0.4)*
New void in the year	1.3	1.5	2.8	-	2.8	-
Balance 30 Mar 2007	**62.6**	**11.3**	**73.9**	**5.7**	**79.6**	***21.6***

(1) Transfer of Cottonmount which opened in November 2006 and extension of void to Shakespeare in January 2007

Biffa

Power Generation Division

2006/07 Power Generation

	Installed [1] Capacity MW	%	Output [2] GWh	Average [2] Price £/MWh	Revenue [2] £m
Wholly owned sites					
NFFO	31.7	34%	246.8	38.9	9.6
AMO	3.7	4%	12.2	82.0	1.0
ROCs	30.9	33%	117.7	90.1	10.6
Royalty arrangements - NFFO	27.1	29%	160.1	n/a	0.4
Power Generation Division	**93.4**	**100%**	**536.8**		**21.6**
Reported in Collection - ROCs	1.4				
Joint ventures - NFFO	14.0				
	108.8				

(1) At 30 March 2007
(2) 52 weeks ended 30 March 2007

Biffa

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Hazardous Waste Regulations 2005

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Announcements

Preliminary results for the 52 weeks ended 30 M

12 June 2007

WELL PLACED IN A DEVELOPING MARKET

Financial Highlights

- Revenues at £742.7 million (2005/06: £712.3 million[1]), 6.3%
- Operating profit at £90.7 million (2005/06: £86.3 million[1]), ; growth
- Free cash flow[3] up by 17% to £40.0 million
- Proforma adjusted EPS[4] of 14.1p (Basic EPS[4] of 1.6p)
- Final dividend of 4.2 pence. Total dividend for year of 6.3 pe

Operational Highlights

- Successful demerger from Severn Trent and now a well estat company
- Strong profit growth achieved from Landfill through optimisir capacity and demand, with good performances from Special ' Generation
- Excellent growth maintained in our national account business
- New strategy adopted to improve local customer retention le Collection business
- Business well positioned for the changing structure of the wa

Martin Bettington, Chief Executive Officer of Biffa Plc comm

"Following strong growth last year, we expect growth at more mod Resource Recovery and Landfill division in the current year. We en growth in our national account Collection business and an improve our integrated municipal contract with Leicester City Council. The l of the Collection market is likely to remain highly competitive. We l a revised pricing strategy and customer service initiatives in order position in this sector. The benefit of these actions will take time to as a result we anticipate that full year performance in the Collectio line with the prior year. For the Group as a whole, we expect stead current year.

Our markets are entering a period of considerable change. We look and are confident that our robust business model gives us an excel

Education

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Biffaward

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capitalise on the opportunities that this change will create and to d
growth into the medium term."

For further information contact:

Biffa Plc	**Tulchan Commu**
Martin Bettington, Chief Executive Officer	David
Tim Lowth, Finance Director	Stephen
Telephone 0207 353 4200 (all day)	Davi
	Telephone 020

[1] Comparative values for 2005/06 have been stated at reported values.

[2] The 2005/06 financial year comprised 53 weeks. Growth comparisons between 20
revenue and operating profit have been made on a 52 weeks basis to ensure compa

[3] Free cash flow is defined as the net cash generated from operating activities plus
sale of property, plant and equipment, less any capital expenditure and excluding a
funding contributions.

[4] Proforma adjusted earnings per share are calculated by dividing adjusted earning
ordinary shareholders by the weighted average number of ordinary shares in issue
March 2007. Adjusted earnings have been presented to eliminate the effects of prio
EPS is calculated by dividing earnings attributable to ordinary shareholders by the v
number of ordinary shares in issue during the year.

A presentation for analysts will be held at 9.30am today at JP Morg
Moorgate, London EC2R 6DA. The presentation will also be availabl
"www.biffa.co.uk.

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